Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces New Independent Director

BEIJING, March 3, 2017 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and in other countries, today announced that the Company has appointed Mr. Yifan “Frank” Li, as Xinyuan’s Independent Director and a member of Audit Committee, effective immediately.

Yifan “Frank” Li, possesses over twenty years of experience in the areas of corporate financial management, M&A, principal investment, debt & equity offerings, and risk management across the Asia Pacific region. Most recently, Frank has been a Director and VP of Geely Holding Group. Prior to joining Geely, he was VP and international CFO of SanPower Group, where he led the acquisition and integration of UK retailer House of Fraser and US retailer Brookstone. He also served as CFO of China Zenix Auto International (NYSE:ZX), where he led the first ever IPO in China auto industry.

Frank also serves as an Independent Director of Shanghai International Port (Group) Co. Ltd. (600018-CN) and Heilongjiang Interchina Water Treatment Co., Ltd. (600187-CN)

Frank, a CPA and CGMA, received his MBA from University of Chicago Booth School of Business, MSc in Accounting from University of Texas at Dallas, and Bachelor of Economics in World Economy from Fudan University.

Mr. Yong Zhang, Xinyuan's Chairman commented, "We are glad to have Frank on board with his proven track record as a seasoned financial executive and his experience spanning across various industries in both U.S. and China. We are proud to welcome him and believe he will significantly contribute to the strength of our board and help guide our future growth. "

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about intended use of proceeds and can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2015. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Joe Xu

Investor Relations Deputy Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

Investors:

William Zima

In U.S.: +1-646-308-1472

In China: +86 (10) 6583 7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com